Yucheng Technologies Limited Announces Three Call Center
Contract Wins with China Construction Bank

BEIJING, China, Oct. 1 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced three contract wins to provide call center solution and implementation services to China Construction Bank, one of top four commercial banks in China. Yucheng will be assisting China Construction Bank with its call center integration of five provinces, as well as the upgrade and capacity expansion of its national credit card call center. These three contracts amount to RMB 67 million (approximately US$8.9 million) and the projects are expected to be completed by the end of this year.
“We are excited to further develop and strengthen our working relationship with China Construction bank,” stated Weidong Hong, the CEO of Yucheng. “Chinese banks have been making great efforts to develop non-branch customer channels, such as online banking and call centers, in order to better serve their customers, reduce cost and improve efficiency. China Construction Bank is one of the pioneers in making this financial technology push toward e-customer platforms. As one of the preferred IT service providers to China Construction Bank, Yucheng has been assisting the Bank to integrate its provincial call centers to the national level, and at the same time upgrade the operational systems and greatly expand the volume capacity of the national system. Moreover, these wins will provide additional excellent reference accounts and expertise, which further strengthen our leadership with large banks and put Yucheng in a good competitive position to offer our call center solutions to small to medium sized banks.”

About Yucheng Technologies Limited
Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,200 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi’an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

About China Construction Bank
China Construction Bank is one of the top four commercial banks in China. Founded in 1954 and headquartered in Beijing, China Construction Bank has an extensive network of approximately 13629 branch outlets across the country. In addition, it maintains overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul; representative offices in New York and London. As of the end of 2006, it had a total asset of about US$698 billion, ranking the second among all the Chinese banks, following Industrial and Commercial Bank of China (ICBC).

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: +86-10- 64420533
Email: investors@yuchengtech.com

SOURCE Yucheng Technologies Limited